U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On October 25, 2023, The NASDAQ Stock Market (“NASDAQ”) granted Recon Technology, Ltd. (the “Company”) an additional 180 calendar days, or until April 22, 2024, to regain compliance with the $1.00 per share minimum bid price required for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

As previously reported, on April 27, 2023, the Company received a notification letter (the “Notice”) from NASDAQ advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on The NASDAQ Capital Market pursuant to the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until October 24, 2023, to regain compliance with the Minimum Bid Price Rule.

The Company was unable to regain compliance with the Minimum Bid Price Rule by October 24, 2023. The NASDAQ determination to grant the second compliance period was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of 10 consecutive business days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including effecting a reverse stock split. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its ordinary shares on The NASDAQ Capital Market.

The Notice has no effect on the listing of the Company’s ordinary shares at this time and the Company’s ordinary shares will continue to trade on The NASDAQ Capital Market under the symbol “RCON.”

Exhibits

Exhibit 99.1	Press release dated October 27, 2023, entitled “Recon Receives NASDAQ Minimum Bid Price Requirement Extension.”

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: October 27, 2023